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April 25, 2006



United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, DC 20549

Re:    ICU Medical, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2005
       File No. 000-19974

This letter is in response to the Staff's comment letter dated March 29, 2006.

Form 10-K for the Fiscal Year Ended December 31, 2005
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Item 7. Management's Discussion and Analysis of Financial Condition and Results
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of Operations, page 26
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Liquidity and Capital Resources, page 33
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1.   We note your discussion on pages 28 and 35, that you are committed to fund research and development of new products for future sale to Hospira and to provide sales specialist focused on critical care. Please revise future MD&A to quantify the commitment under the MCDA and disclose the anticipated source of finds to fulfill such commitment.

         Response:

         The commitment under the Manufacturing, Commercialization and Development Agreement ("MCDA") with Hospira is the amount quantified in the table on page 35. Future filings will be clarified to say that the amounts in the table for the MCDA are only for those commitments. We will also add a statement to the effect that we expect to meet these commitments from existing cash and liquid investments and funds expected to be generated from future operations.


Item 8. Financial Statements and Supplementary Data, page 37
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Consolidated Statements of Cash Flows, page 43
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2.   We note your presentation of a subtotal in the operating activities portion of the statement of cash flows which excludes the tax benefits from the exercise of stock options. Please revise future filings to remove this subtotal or alternatively, explain your basis for presenting and refer to the authoritative literature that supports your presentation.


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         Response:

         Our tax benefits from the exercise of stock options have fluctuated substantially over the past five years, ranging from a high of $10,192,000 in 2002 to a low of $842,000 in 2003.

         The tax benefit is classified as an operating cash flow to meet the requirements of Emerging Issues Task Force ("EITF") Issue No. 00-15 "Classification in the Statement of Cash Flows of the Income Tax Benefit Received by A Company upon Exercise of a Nonqualified Employee Stock Option," although it is our belief that the tax benefits are more properly related to the sale of the Company's stock which is a financing activity. Authoritative literature does not prescribe or proscribe the use of the subtotal.

         We believe that the subtotal enables users of our financial statements to better assess the effect of this amount on our cash flow from operations. In addition, we believe it will have continuing relevance.

         Under Statement of Financial Accounting Standards No. 123 (revised
         2004) ("FAS 123(R)") operating cash flows will include the tax effect of compensation charges under FAS 123(R), with the effect of excess tax benefits classified as financing activities. Under FAS 123(R), paragraph 78, this cannot be done retroactively. In our case, through December 31, 2005, the entire amount of tax benefits recognized to date would be excess tax benefits. Moreover, we expect significant excess tax benefits in the future because we have many outstanding nonqualified stock options which are deep "in-the-money," and these tax benefits will be classified as a financing activity.

         We believe that the continuing use of the subtotal in question will enable users of our financial statements to better recognize and assess the lack of comparability in our statements of cash flows because of the change in classification brought about by FAS 123(R). We also plan to point out the effect of the change brought about by FAS 123(R) in our future filings.

3. Please refer to the line-item "advances under finance loans" and "proceeds from finance loan repayments" included as cash flow from investing activities. Please tell us the nature of the amounts included in these captions. In addition, quantify the portion of the net change in these loan receivables that were for amounts due from your distributors. Tell us the consideration given to classifying these amounts as a component of operating cash flow (i.e. with the related income from the sale). We may have further comment based on your response.

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         Response:

         The advances and payments are loans and payments of commercial loans to healthcare entities under a program started in 2003. The program was initiated to obtain a better return on our investments. We discontinued new lending commitments in 2003 and completed funding commitments in 2004. Of the $12,287,000 of loans made, $1,168,000 were made to distributors who are customers to finance purchases of businesses and another $190,000 were made to an affiliate of one of those distributors to finance the purchase of equipment. These loans to the distributors or affiliate were not for product financing, were for specific financing needs separate from working capital financing, and were generally secured by real or personal property. None of the loans to distributors were secured by inventory. The other $10,929,000 of loans were to hospitals.

         We believe these loans are of the type described in paragraphs 16 and 17 of Statement of Financial Accounting Standards No. 95 "Statement of Cash Flows" ("FAS 95") in describing investing activities. Most of the loans were to entities that were not buying product from us. The loan transactions to distributors or their affiliates were entirely separate from product sales to them, had no effect on payment terms or collections, were related to financing needs separate from working capital financing, and were not secured by inventory. We considered the provisions in FAS 95, paragraph 22a., for cash receipts from sales of goods or services, and concluded that none of these loans related to sales of our product to the distributors, and that therefore they did not relate to operating activities.

Note 1. Summary of Significant Accounting Policies, page 44
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k. Revenue Recognition, page 46
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4.   Please tell us whether you have any repurchase obligations under your agreements with Hospira. Also, tell us the significant terms of the agreements, including payment, rights of return, exchange, price protection and other significant matters. We specifically refer to your disclosure that customers do not have the right of return "with certain exceptions." Explain and support why it is appropriate to recognize revenue to distributors at the time of shipment. Refer to SAB 104 and SFAS 48 as necessary in your response. Please revise future filings to clarify.

         Response:

         Our revenue recognition policies are as stated on page 46 and on page
         26. There are no repurchase agreements with Hospira. Shipments are all FOB our dock, and title and risk of loss passes to the customer upon shipment. Payment from customers in the United States is due in thirty days; outside the United States payment terms may be longer, but none exceed 180 days. We permit the return of defective product. There are no other rights of return, with one exception (the "certain exception" referred to). Several distributors in the United States which account


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         for approximately four percent of our sales are permitted by contract to return certain unsold standard product; such returns are very small. There are no exchange rights, price protection or other post-delivery obligations.

         The Staff requests that we explain and support why it is appropriate to recognize revenue to distributors at time of shipment. We follow the guidance in paragraphs 83 and 84 of Statement of Financial Concepts No. 5 "Recognition and Measurement in Financial Statements of Business Enterprises" ("CON 5") and in SEC Staff Accounting Bulletin Topic 13 ("SAB 104"). As such, to be recognized, revenue must be realized or realizable, and earned. The Staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:
         o        Persuasive evidence of an arrangement exists,
         o        Delivery has occurred or services have been rendered,
         o        The seller's price to the buyer is fixed or determinable, and
         o        Collectibility is reasonably assured.

         We apply these criteria as follows.

         PERSUASIVE EVIDENCE OF AN ARRANGEMENT EXISTS: Distributors are aware of our terms for the sales arrangement either through a written contract or receipt by them of our standard terms and conditions. Product is shipped to distributors only against a written, binding purchase order from the distributor. "Side" agreements are prohibited. We do not ship product in a transaction that is in form or substance a consignment.

         DELIVERY HAS OCCURRED OR SERVICES HAVE BEEN RENDERED: We recognize revenue on shipment to the distributor. Shipping terms are FOB our dock, and title and risk of loss passes to the distributor upon shipment. Distributor acceptance criteria are based upon our specifications for the product, and we generally test our products for conformity with specifications before shipment; returns for failure to meet specifications are rare. There are no post-delivery obligations.

         We currently provide finished good warehousing services for Hospira for products produced in Salt Lake City under the MCDA and sold to Hospira. These are discussed at the end of the response to this comment.

         THE SELLER'S PRICE TO THE BUYER IS FIXED OR DETERMINABLE: Prices are set in agreements with distributors, and the price on the distributor's purchase order is compared with the price in the agreement, and any differences resolved before billing. In no case is payment for the product ever dependent on resale of the product by the distributor.

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         COLLECTIBILITY IS REASONABLY ASSURED: SAB 104 has no specific content on collectibility. We perform credit investigations of new distributors, and receivables from customers are reviewed by senior management monthly. We will generally not ship to a distributor if there is significant doubt as to collectibility. If we do ship to a distributor for whom there is significant doubt as to collectibility, which may occur for marketing or similar reasons, we defer revenue recognition until the receivable is collected.

         The Staff also suggested that we refer to Statement of Financial Accounting Standards No. 48 Revenue Recognition When Right of Return Exists ("FAS 48"). As indicated above, few distributors have any right of return. The distributors that do have a right of return are very large companies with their own economic substance. We have significant historical experience with the sale of our products with all distributors which indicates that virtually all product that we sell to distributors is resold by them to customers. Further, our experience with the distributors with a right of return shows that returns are minimal. We believe that we meet the requirements for revenue recognition at the time of sale under FAS 48.

         We believe that our revenue recognition policies as described in the Form 10-K are sufficiently descriptive of the preponderance of our recurring sales transactions.

         We currently provide finished goods warehousing services for Hospira for products produced in Salt Lake City under the MCDA and sold to Hospira. This is a temporary service under a written "transition services agreement" until Hospira finds an alternative facility. The warehouse is a structurally separate part of the building that we purchased from Hospira and is used only for Hospira's finished goods. At the date we purchased the Salt Lake City plant, we took over warehousing of all finished goods in the warehouse. Hospira requested that we do this because they did not have available warehouse space elsewhere at the date of purchase; they expect to have all inventory out of the warehouse in May 2007. Hospira has title to those finished goods and all finished goods that they purchase from us, and has the risks and rewards of ownership, and payment is due under standard invoice terms. Hospira reimburses us for all costs of the warehouse. Revenue is recognized when product we produce is delivered into the warehouse. We do not view this as a "build-and-hold" arrangement, but nevertheless examined our revenue recognition policy in view of the Staff's position in paragraph A.3.a. of SEC Staff Accounting Bulletin Topic 13.
         1.       Risk of ownership passed to buyer: Yes
         2. Customer made fixed commitment to purchase the goods, preferably in written documentation: Yes, production and shipment is only against a binding purchase order from Hospira.
         3. The buyer, not the seller, must request that the transaction be on a bill and hold basis. The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis: Yes. Hospira requested the arrangement until it is able to make alternative warehousing arrangements.

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         4.       There must be a fixed schedule for delivery of the goods. The date must be reasonable and consistent with the buyer's business purpose: Goods are produced to Hospira's orders, and Hospira determines the level of finished goods that they believe is necessary for them to fulfill their customer orders; the inventory levels and how fast Hospira requests that goods be shipped from the warehouse is determined by Hospira consistent with their business purposes. The sale to Hospira is irrevocable and the timing and amount of payment bears no relationship to when Hospira draws down the inventory. This criteria is met to the extent relevant. Payment to us for the product is not dependent on the period of time we warehouse the products.
         5. The seller must not have retained any specific performance obligations such that the earnings process is not complete: We have not retained any performance obligations. The warehousing service has no relationship to the production of the product, and under the pricing formula in the contract, the price of the product is the same regardless of whether we are performing the warehousing service.
         6. The ordered goods must have been segregated from the seller's inventory and not be subject to being used to fill other orders: Yes. The warehouse is used only for Hospira finished goods, and they are all stored in it. Under the exclusivity provisions of the contract with Hospira, Hospira is the only customer, so there are no "other" orders.
         7. The equipment [product] must be complete and ready for shipment: Yes.

         As to additional factors noted by the Commission:
         1. The date by which the seller expects payment, and whether the seller has modified its normal billing and credit terms for this buyer: Billing and payment terms are the same as for all other sales to Hospira, and the same as for all other customers in the United States.
         2. The seller's past experience with and pattern of bill and hold transactions: We have had no bill and hold transactions in the past.
         3. Whether the buyer has the expected risk of loss in the event of a decline in the market value of goods: Hospira bears the entire risk. Pricing is set under the contract with Hospira. The products do not have a "market value" per se, but Hospira is at risk for any decline in their selling prices. Payments to us are not dependent on Hospira's selling prices.
         4. Whether the seller's custodial risks are insurable and insured: They are insurable, and insured in a manner consistent with our normal risk retention practices.
         5. Whether extended procedures are necessary in order to assure that there are no exceptions to the buyer's commitment to accept and pay for the goods sold: The contract is unequivocal and there are no exceptions.

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5.   We also see the disclosure that you have revenue sharing agreements. Please tell us more about these agreements, including with whom there are signed, the basic terms, the products and services covered, the portion of revenues to which you are entitled to and your responsibilities under the agreements. Please also expand future filings to include additional details of these agreements, if material.

         Response:

         The revenue sharing agreement is the Safeline Agreement with B. Braun Medical Inc., and the agreement is Exhibit 10.6 to the Form 10-K. We receive a share, calculated as a percentage of sales, of the sales by
         B. Braun of its Safeline products. Safeline products use an I.V. connector designed by B. Braun which we have asserted infringes on our patents. We provide no services and have no responsibilities, beyond basic compliance, under the Safeline Agreement. Payments are currently under $1 million per year and are declining slowly. We believe there is no need to expand disclosure in future filings.

Note 2. Asset Purchase, page 48
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6.   We note that as part of the purchase of certain assets from Hospira, you signed a twenty year Manufacturing, Commercialization and Development Agreement and recorded an intangible asset of $8.9 million with a useful life of ten years. With respect to this agreement, please address the following:

     o Revise future filings to clarify that you entered into a Manufacturing, Commercialization and Development Agreement, not a Manufacturing, Commercialization and Distribution Agreement as noted on pages 1 and
         45. Confirm that there is no distribution agreement and ICU does not have any sales, marketing, and distribution rights under this agreement.
     o Tell us how you valued the intangible asset, including the significant assumptions and model used.
     o Explain how you determined the useful life of ten years was appropriate, given that after five years, the agreement is no longer exclusive and Hospira may have the products manufactured by other companies. Refer to paragraph 11 of SFAS 142 and EITF 03-09 in your response.

     We may have further comment after reviewing your response.

         Response:

         We will revise future filings to clarify that the MCDA with Hospira is a Manufacturing, Commercialization and Development Agreement. The reference to Distribution was a typographical error. We confirm that we have no sales, marketing or distribution rights under this agreement.

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         Valuation of the intangible asset:

         We analyzed the possible existence of intangible assets, considering specifically the possible existence of intangible assets in the following areas: marketing, customer relationships, artistic creations, contracts and technology. No intangible assets related to marketing, artistic creations or technology were identified. Intangible assets related to customer relationships and contracts were identified, and for each the asset identified was the MCDA. In analyzing the fair value of the MCDA, we considered the three traditional approaches: cost, market and income, and concluded that the income approach was appropriate. We then estimated expected future cash flows over the twenty-year term of the MCDA and discounted those cash flows back to their present value.

         We used a discount rate that incorporated the degree of risk specific to the MCDA using a weighted average cost of capital approach.

         The net fair value of assets purchased exceeded the amount we paid to Hospira, so the amount allocated to the property, plant and equipment and MCDA was reduced pro-rata by the amount of the excess. The fair value of the MCDA was $11.690 million and the net amount allocated to it was $8.926 million.

         The MCDA does not have provision for extension or renewal at the end of its twenty year term and none was assumed in estimating the fair value of the MCDA.

         The items manufactured under the MCDA were divided into "Transferred Products" and "Transferred Components." Transferred Products accounted for 67 percent of the value of items manufactured, and the MCDA is exclusive for twenty years as to the Transferred Products. Transferred Components accounted for 33 percent of the value of items manufactured; the MCDA is exclusive for five years as to the Transferred Components. After five years Hospira can acquire them elsewhere only if we do not provide transfer prices for such Transferred Components equal to or less than Hospira can obtain elsewhere or by manufacturing them itself. (The above percentages exclude Surgicare products, for which there is only a short-term manufacturing agreement; we did not buy the production equipment for the Surgicare products.)

         We believe that we will continue to produce Transferred Components for Hospira until those components become obsolete. We expect significant obsolescence by the end of the MCDA, but there is currently no reliable basis for predicting when during the twenty-year term of the MCDA such obsolescence will occur. Because of the capital cost of the production equipment, we do not expect that Hospira or another party would find it profitable to produce any significant amount of the Transferred Components.

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         Notwithstanding the twenty-year term of the MCDA, and the fact that the
         MCDA is exclusive for twenty years as to the Transferred Products, we estimated the useful life of the MCDA, which is the period over which it is expected to contribute directly or indirectly to future cash flows, at ten years. It is likely that the business will be very different and that the MCDA will change as the business changes. The existing product line uses technology that is over five years old, and, while there can be no certainty as to the future, we expect significant changes in technology over the next ten years. We believe that those changes, if they occur, will likely cause gradual obsolescence of some or most of existing catheter based monitoring systems. We expect that we and Hospira will incur significant expense to develop new products. It is likely that at least some, and perhaps many, of these new products will use technology that we do not currently employ and may use manufacturing techniques that we currently do not employ. There is no certainty that we will be able to manufacture these new products at competitive costs. In view of these uncertainties, it is our judgment that ten years is the best estimate of the useful life for the MCDA.

         We expect to include discussion of the changes in business and technology in future filings as they become more certain.

         The Staff requested that we refer to paragraph 11 of Statement of Financial Accounting Standards No. 142 Goodwill and Other Intangible Assets ("FAS 142") and EITF Issue No. 03-09 Determination of the Useful Life of Renewable Intangible Assets under FASB Statement No. 142 ("EITF 03-09"). Paragraphs 11a., 11c, 11e. and 11f. of FAS 142 are particularly relevant, and are largely addressed in the discussion above. We did consider the issues in EITF 03-09 to the extent they are relevant.
         o        Issue 1, concerning renewal or extension at substantial cost:
                  Not relevant as explained above.
         o Issue 2, concerning renewal or extension without significant change to the existing terms and conditions: We would not expect substantial costs to maintain continued production of Transferred Components after the end of the exclusivity period.
         o Issue 3, concerning limiting factors that would result in a useful life for amortization purposes that is shorter than the useful life for valuation purposes: Considered, as explained above. Paragraph 11 of EITF 03-09 pointed to the inconsistency of a shorter period for a useful life than the period that the asset is expected to contribute to future cash flows. The value of the future cash flows after the tenth year was only five percent of the total, a difference which we considered insignificant.
         o Issue 3(a), concerning how limiting factors that result in a shorter useful life for amortization purposes than that used for asset valuation purposes should be taken into consideration: Discussed above.
         o        Issue 4: Not relevant.

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7.   As a related matter, confirm that none of Hospira's officers, directors or
     10% or greater shareholders has any ownership in ICU and that Hospira is not otherwise considered a related party, as defined by SFAS 57.

         Response:

         We do not know of any ownership in ICU Medical, Inc. by Hospira's officers, directors or 10% shareholders. None is reported on Forms 13D or 13G.

         To the best of our knowledge and belief, Hospira and ICU Medical are not related parties as defined by Statement of Financial Accounting Standards No 57 Related Party Disclosures. We are not aware of any affiliation by virtue of stock ownership. Hospira does not control or influence our management or operating policies to an extent that might prevent us from fully pursuing our own separate interests.

Note 3. Acquisitions, page 49
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8.   We note that you attribute the valuation of the purchased in-process research and development to an independent appraisal. Please note that if you elect to continue to reference the independent appraisal in your Form 10-K, you will be required to identify the valuation firm under "Experts" and include their consent in the filing. Alternatively, you may revise future filing to clearly disclose that management is primarily responsible for determining the fair value. We will not object if you wish to state, in revised disclosure, that management considered a number of factors, including an independent valuation and appraisals. Please revise future filings to comply.

         Response:

         We note the Staff's comment. We will delete reference to the independent appraisal in future filings.

Very truly yours,


/s/Francis J. O'Brien
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Francis J. O'Brien
Chief Financial Officer


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